

October 1, 2010

Patricio Jottar
Chief Executive Officer
United Breweries Company, Inc.
Vitacura 2670, Twenty-Third Floor
Santiago, Republic of Chile

> **Re:** **United Breweries Company, Inc.**
> **Form 20-F/A for Fiscal Year Ended**
> **December 31, 2009**
> **Filed September 29, 2010**
> **File No. 001-14906**

Dear Mr. Jottar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for Fiscal Year Ended December 31, 2009

Item 15 – Controls and Procedures

Controls and Procedures

1. We reviewed your amended filing noting that you have provided disclosure regarding the effectiveness of your disclosure controls and procedures. However, please note that the complete text of each revised item must be provided in amended Exchange Act reports. As such, it appears that your filing should be revised to provide each of the disclosures required by Item 15 of Form 20-F. Refer to Exchange Act Rule 12b-15.

<u>Exhibit 12 and Exhibit 13</u>

2. We note that the certifications required by Exchange Act Rule 13a-14(a) or 15d-14(a) and Exchange Act Rule 13a-14(b) or 15d-14(b) have been included in the body of your filing, rather than as separately filed exhibits. Please revise. Refer to Instructions as to Exhibits of Form 20-F.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Ethan Horowitz, Staff Accountant at (202) 551-3311 or Brian K. Bhandari, Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant